May 29, 2009

Amit Pande
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Pande:

Citizens Community Bancorp, Inc. (the "Company") received comments from the SEC in a comment letter dated May 15, 2009 concerning the Company's Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the quarters ended December 31, 2008 and March 31, 2009. Each comment is provided below, followed by the Company's response.

Form 10-K for the fiscal year ended September 30, 2008

Federal Home Loan Bank Stock, page 36

1.
We note your response to comment two of our letter dated April 16, 2009, where you stated that the Company's future filings will disclose in more detail factors that were considered in determining that the FHLB stock was not impaired. We did not note these disclosures in your Form 10-Q filed May 12, 2009. Please confirm the additional disclosures will be included in your Form 10-Q for the quarter ended June 30, 2009 and provide us with a copy of your proposed disclosures based on your consideration of other than temporary impairment of FHLB stock at March 31, 2009. Further, please also clarify in your disclosures how you define foreseeable future with respect to your retaining the FHLB stock.

RESPONSE:  The Company hereby confirms that additional disclosures will be included in our Form 10-Q for the quarter ended June 30, 2009 regarding the impairment analysis of our FHLB stock. Set forth below is our proposed disclosure based on our consideration of other-than-temporary-impairment of FHLB stock as of March 31, 2009.

"The Company is required to be a member of and maintain a certain amount of capital stock of the FHLB of Chicago ("FHLB") to obtain an advance from the FHLB. As of March 31, 2009, the carrying amount of the investment in FHLB stock was $5,787,000. There is no ready market for the FHLB stock and no quoted market values as shares can only be purchased or sold between members of the FHLB at the $100 par value. Therefore, the Company accounts for this investment as a long-term asset and carries it at cost. The Company reviews this investment for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others, whenever it measures fair value of the investments or, at a minimum, whenever an event or

Amit Pande
U.S. Securities and Exchange Commission
May 29, 2009

change in circumstances has occurred that may have significant adverse effect on the fair value of the investments.

On October 10, 2007, the FHLB entered into a consensual cease and desist order with its regulator, the Federal Housing Finance Board ("Finance Board").  Under this order, the FHLB must maintain certain minimum capital ratios; therefore, restricting capital stock repurchases and redemptions, including redemptions upon membership withdrawal or termination, without approval of the Director of the Office of Supervision of the Finance Board. As a result of this order, and taking into consideration the net losses over several periods and the restrictions placed on stock redemptions, the Company considers the following in order to determine whether FHLB stock should be classified as other-than-temporarily-impaired:

•	Significance and length of the decline in net assets compared to the capital stock;
•	Commitments by FHLB to make payments required by law or regulation;
•	Impact of legislative or regulatory changes;
•	Liquidity position of the FHLB.

In analyzing these factors, we look at the FHLB's current operating results, net book value, regulatory capital, ability to declare dividends and repurchase stock and credit ratings, along with other information that may, from time to time, be viewed as material.

After considering these factors and the Company's intention and ability to hold the FHLB stock for the time necessary to recover the initial investment, the Company determined that the FHLB stock was not impaired as of March 31, 2009."

Please be further advised that the Company has revised its proposed disclosure to eliminate using the phrase "foreseeable future" with respect to its retention of FHLB stock, in order to avoid any confusion or misinterpretation of the relevant timeframe.

Form 10-Q for the three months ended December 31, 2008

Note 5 - Fair Value Accounting, page 9

4.
We note your response to comment five of our letter dated April 16, 2009. Please confirm that in future filings, beginning with the Form 10-Q for the quarter ended June 30, 2009, the Company will disclose the valuation techniques (e.g., future cash flows) and significant observable and unobservable inputs it used for valuing its investment securities.

RESPONSE:  This will confirm that in future filings beginning with the Form 10-Q for the quarter ended June 30, 2009, the Company will disclose the valuation techniques (e.g., future cash flows) and significant observable and unobservable inputs it used for valuing its investment securities.

Amit Pande
U.S. Securities and Exchange Commission
May 29, 2009

In addition to the foregoing, please be advised that:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or require any additional information, do not hesitate to contact me at (715) 836-9994, extension 109.

Sincerely,

/s/ John D. Zettler
John D. Zettler
Chief Financial Officer

cc:           Lindsay Bryan, Staff Accountant